UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-34838

HUTCHINSON TECHNOLOGY INCORPORATED

(Exact name of registrant as specified in its charter)

40 West Highland Park Drive N.E.,

Hutchinson, Minnesota 55350

(320) 587-3797

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:            1*

Pursuant to the requirements of the Securities Exchange Act of 1934, Hutchinson Technology Incorporated has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	October 17, 2016	HUTCHINSON TECHNOLOGY INCORPORATED

		By:	/s/ David P. Radloff
		Name:	David P. Radloff
		Title:	Vice President and Chief Financial Officer

*	Effective October 5, 2016, a subsidiary of Headway Technologies, Inc. merged with and into the registrant, pursuant to which all issued and outstanding shares of Common Stock of the registrant were converted into the right to receive $4.00 per share of Common Stock. Applications to strike the Common Stock of the registrant from listing on NASDAQ and registration under the Securities Exchange Act of 1934 have been filed by NASDAQ with the Commission.

Instruction: This form is required by Rules 12g-4, 12h-3, 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.